AMERICAN CAMPUS COMMUNITIES, INC.

12700 Hill Country Boulevard, Suite T-200

Austin, Texas 78738

June 18, 2013

Mr. Daniel L. Gordon, Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Campus Communities, Inc.

Form 10-K for year ended December 31, 2012

Filed March 1, 2013

File No. 001-32265

Dear Mr. Gordon:

Set forth below is the response of American Campus Communities, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated June 11, 2013 concerning the above-referenced report. In this response, unless the context requires otherwise, the words “we,” “our,” and “us” refer to American Campus Communities, Inc. and its subsidiaries.

For the convenience of the Staff, we have set forth below the Staff’s comment in bold type, and have followed the comment with the Company’s response in regular type.

ATM Equity Programs, page 40: With regard to the disclosure of the shares remaining under your at-the-market equity programs, we note your response to comment 2 of our comment letter dated May 14, 2012 and your reference to the disclosure in Footnote 12 in the Notes to Consolidated Financial Statements. On page F-33, we note that your discussion references to the 2011 ATM Equity Program and 2010 ATM Equity Program. However, it appears that your disclosure of the amount of shares remaining under the programs refers only the 2011 ATM Equity Program. In future Exchange Act periodic reports, please disclose the amount of shares remaining under each of the at-the-market programs included in your discussion.

In consideration of the Staff’s comment, we will include such information in future periodic reports.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

June 18, 2013

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or wish to discuss further the foregoing responses, please do not hesitate to contact the undersigned at (512) 732-1000.

Very truly yours,

/s/ Jonathan A. Graf

Jonathan A. Graf
Executive Vice President, Chief Financial Officer, Treasurer and Secretary